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FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Ophthotech Corporation

One Penn Plaza, 35th Floor

New York, NY 10119

Attn: David R. Guyer, M.D.

Chief Executive Officer

(212) 845-8200

August 20, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Ophthotech Corporation
Registration Statement on Form S-1
Filed August 15, 2013
File No. 333-190643

Ladies and Gentlemen:

On behalf of Ophthotech Corporation (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 18 contained in the letter dated August 12, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Confidential Draft Registration Statement on Form S-1 (File No. 377-00247), originally submitted by the Company to the Commission on July 15, 2013. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the Registration Statement referenced above (File No. 333-190643), which was publicly filed by the Company on August 15, 2013. The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

*    *    *

Securities and Exchange Commission

August 20, 2013

Rule 83 Confidential Treatment Request by Ophthotech Corporation

Request #1

To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This indicative price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

In addition, the Company supplementally advises the Staff that the Company intends to include an explanation of the board of directors’ determination of the fair value of the common stock underlying the stock options that the Company granted in August 2013 in its next amendment to the Registration Statement. The board’s determination of the fair market value of the Company’s common stock for the purposes of the August 2013 stock option grants was based, in part, on a valuation that was performed as of August 15, 2013. In its next amendment to the Registration Statement, the Company proposes to add the following disclosure regarding the August 15, 2013 valuation:

“Stock Option grants in August 2013

Our board of directors granted options to purchase 201,000 shares of our common stock on August 15, 2013, with an exercise price of $2.71 per share.

The specific facts and circumstances considered by our board of directors for the August 15, 2013 valuation included the sale and issuance of 13,333,333 shares of series C preferred stock in August 2013 to existing series C preferred stock investors at a price of $2.50 per share. In addition, the board considered the increased probability, as compared to prior valuation dates, of our completing this offering, as a result of our initial

Ophthotech Corporation respectfully requests that the information contained in Request #1 above be treated as confidential information and that the Commission provide timely notice to David R. Guyer, M.D., Chief Executive Officer, One Penn Plaza, 35th Floor, New York, NY 10119, telephone (212) 845-8200, before it permits any disclosure of the bracketed information contained in Request #1.

Securities and Exchange Commission

August 20, 2013

submission of a draft registration statement on Form S-1 with the SEC effective as of July 15, 2013, as well as other progress made towards the potential marketing of an IPO transaction. As part of the PWERM analysis, the exit events considered included two separate IPO scenarios, four separate strategic merger or sale scenarios at premiums to the cumulative liquidation preference of the preferred stockholders and a scenario presuming dissolution of the company. Given improving overall public market conditions and the other factors described above, a probability weighting of 96.5% was used for the IPO scenario, a total of 2.0% was used for the strategic merger or sale scenarios, and 1.5% was used for dissolution. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our stage of clinical development, industry clinical success rates, our expected near-term and long-term funding requirements and an assessment of the current financing and biotechnology industry environments at the time of the valuation. The resulting value of $2.71 per share represents our board of director’s determination of the estimated fair market value of our common stock for the options granted on August 15, 2013.”

Once the Company discloses an estimated price range for this offering in a subsequent amendment to the Registration Statement, it also will include in such amendment to the Registration Statement a quantitative and qualitative discussion of each significant factor contributing to the difference between its most recent valuation and the estimated offering price. The Company expects that such disclosure would be substantially consistent with the following currently contemplated disclosure:

“On             , 2013, we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $         per share. In comparison, on August 15, 2013, we granted options with an exercise price of $2.71 per share, which was our estimate of the fair value of our common stock as of such date. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were our future prospects and those of our industry in general, our financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to ours and general conditions in the public capital markets. In addition, at the time these option awards were made, our underwriters had not yet communicated to us the definitive proposed price range for this offering. Specifically, we believe that the difference between the fair value of our common stock as of August 15, 2013 and the midpoint of the estimated price range for this offering is primarily the result of the following factors:

•

The estimated price range for this offering necessarily assumes that the IPO has occurred, a public market for our common stock has been created and that our preferred stock converted into common stock in connection with the IPO, and therefore excludes any discount for lack of marketability of our common stock.

Securities and Exchange Commission

August 20, 2013

•

Our preferred stock currently has substantial economic rights and preferences over our common stock. Upon the closing of this offering, all outstanding shares of our preferred stock will convert into common stock, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock.

•	We initiated our pivotal Phase 3 clinical program for Fovista by dosing our first patient in 2013.

•

The proceeds of a successful IPO would substantially strengthen our balance sheet by increasing our cash resources. In addition, the completion of this offering would provide us with readier access to the public company debt and equity markets. These projected improvements in our financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range shown on the cover of this prospectus.”

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

Securities and Exchange Commission

August 20, 2013

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	David R. Guyer, MD

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549